Exhibit 99.7

GDF SUEZ reinforces its production capacity by more than 50% in Thailand and secures its output on the long term

Glow Energy, part of the GDF SUEZ Group, is expanding its cogeneration business, developing two new projects, a 382 MWeq* gas-fired plant, which construction started in August, and a 115 MWeq coal plant which will start commercial operations at the end of 2009.

The new capacities will begin to boost the company’s results as from 2010. Nearly 70% of the total electricity and steam output of the gas-fired cogeneration plant capacity and 100% of the coal plant capacity has already been contracted by major industrial customers. Both installations are located in the Map Ta Phut industrial area and will serve to meet the growing energy needs of the industry.

Glow Energy also signed today a 25 year, 660 MW Power Purchase Agreement with the Electricity Generating Authority of Thailand (EGAT) for GHECO, the country’s second coal-fired IPP power plant. Construction preparation of this project began in July, and the plant is scheduled to start commercial operation in November 2011. The project will benefit Thailand by providing higher fuel diversification and lower electricity prices. The plant will use highly sophisticated supercritical technology combining advanced emission control systems and high fuel efficiency.

By the end of 2011, Glow Group’s production capacity will have expanded by more than 50%, increasing considerably the company’s earnings.

*	MW equivalent gross is made up of electrical energy, thermal energy and demineralised water converted into MW.

About Glow Energy:

Glow Energy is a member of the Glow Group, which is a major energy player in Thailand. Glow Group’s combined installed capacities include 1,708 MW of electricity and 967 tons per hour of steam.

Glow Group generates and supplies electricity to Electricity Generating Authority of Thailand (EGAT) under Thailand’s SPP (Small Power Producer) and IPP (Independent Power Producer) programs, as well as electricity, steam, industrial water and services to a group of about 40 large industrial customers, principally located in the Map Ta Phut petrochemical complex. GDF SUEZ owns 69% of the Glow Group.

About GDF SUEZ:

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-Mail: katja.damman@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ- SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com